Meyler & Company LLC	One Arin Park	Phone: 732-671-2244
Certified Public Accountants	1715 Highway 35
& Management Consultants	Middletown, NJ 07748

July 2, 2007

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Heartland, Inc.

We have read the statements that Heartland, Inc. included under Item 4 of the Form 8-K report it filed regarding the recent change of auditors. We agree with such statements made regarding our firm, except as follows:

Our audit report did contain a modification as to uncertainty, but made no reference as to experiencing negative cash flows from operating activities (the Company had positive cash flows from operating activities in 2006) or the Company’s ability to meet short-term cash requirements. The correct paragraph alluded to in our report reads as follows:

“The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Noted B to the consolidated financial statements, the Company has negative working capital of $505,516, an accumulated deficit of $13,958,625, and there are existing uncertain conditions which the Company faces relative to its obtaining capital in the equity markets. These conditions raise substantial doubt about its ability to continue as a going concern. Management’s plans regarding those matters also are described in Note B. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.”

We have no basis to agree or disagree with other statements made under Item 4.

Yours truly,

/s/Meyler & Company, LLC
Meyler & Company, LLC